Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	September	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated September 12, 2018 - Neovasc Announces Amendments to Outstanding Convertible Notes, including 1-Year Extension of Note Maturity Date

DOCUMENT 1

Neovasc Announces Amendments to Outstanding Convertible Notes, including 1-Year Extension of Note Maturity Date

NASDAQ, TSX: NVCN

VANCOUVER, Sept. 12, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that the holders ("Holders") of its senior secured convertible notes (the "Notes") have agreed to amend certain terms of the Notes and other concessions, including a one-year extension of the maturity of the Notes from May 17, 2019 until May 17, 2020.

"We have negotiated with the debt note-holders and, though we have little to no leverage, convinced them to give us some concessions, for which we are grateful. Most importantly, the extension of the expiration date for the convertible debt by one year will provide the Company with greater flexibility for repayment of the debt, and while no predictions can be made as to conversions, this extension may ease the pressure on the conversions," commented Fred Colen, Neovasc's President and Chief Executive Officer.

The Company has entered into a Waiver Agreement applicable to the Holders of all of the Notes, pursuant to which (1) the maturity date of the Notes is extended by one year from May 17, 2019 until May 17, 2020, (2) the Company's permitted quarterly Cash Burn (as defined in the Notes) is increased for certain future periods, (3) certain asset allowances applicable to the Company's subsidiaries are increased, and (4) issuances of the Company's common shares (the "Common Shares") that would qualify as Excluded Securities (as defined in the Notes) and not a Dilutive Issuance (as defined in the Notes) but for the fact that such issuances exceed 10% of the issued and outstanding Common Shares, will not be considered a Dilutive Issuance, provided that such Common Shares do not exceed 15% of the issued and outstanding Common Shares.

Concurrent with the Waiver Agreement, the Company entered into Lockup and Leak-Out Agreements applicable to the Holders of all of the Notes pursuant to which the Holders have agreed (1) not to sell Common Shares during the 5 consecutive trading days preceding and 15 consecutive trading days following execution of the Company's planned reverse stock split (the "Lockup"), which was announced yesterday and (2) that on any trading day from the expiration of the Lockup until November 30, 2018, they will not sell Common Shares in an amount exceeding 15% of the daily average composite trading volume of the Common Shares on such trading day (the "Leak-Out"). Both the Lockup and the Leak-Out are subject to an exception allowing Holders to sell Common Shares of the Company if such sales occur at a price equal to or in excess of the lower of (a) 150% of the Alternate Conversion Price (as defined in the Notes) and (b) US$0.0365 (or US$3.65 following the reverse stock split).

To review the full terms of the Waiver Agreement and the Lockup and Leak-Out Agreement, see the forms of Waiver Agreement and Lockup and Leak-Out Agreement filed by the Company on SEDAR at www.sedar.com and furnished to the SEC on under Form 6-K at www.sec.gov. For details concerning the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and furnished to the SEC at www.sec.gov.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ (the "Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning future exercises and conversions of the Warrants and Notes and the resulting dilution, completing a reverse stock split, and the growing cardiovascular marketplace. Words and phrases such as "plan", "future", "continue", "intend", "could", "would", "can" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of Common Shares; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended June 30, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-amendments-to-outstanding-convertible-notes-including-1-year-extension-of-note-maturity-date-300710929.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/12/c6207.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:30e 12-SEP-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	September 12, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer